                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 Schedule 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 4)*

                                   DMX Inc.
                               (Name of Issuer)

                         Common Stock, $.01 par value
                         ----------------------------
                        (Title of Class of Securities)

                                   23323Q104
                                   ---------
                                (CUSIP Number)

     Stephen M. Brett, Esq., Executive Vice President and General Counsel,
                           Tele-Communications, Inc.
    Terrace Tower II, 5619 DTC Parkway, Englewood, CO 80111, (303-267-5500)
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                August 30, 1996
                                ---------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box: [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                          Exhibit Index is on Page 11

Cusip No. 23323Q104

- --------------------------------------------------------------------------------
      (1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

              TELE-COMMUNICATIONS, INC.
              84 - 1260157

- --------------------------------------------------------------------------------
      (2)     Check the Appropriate Box if a Member of a Group
                                                                (a)    [ ]
                                                                (b)    [ ]

- --------------------------------------------------------------------------------
      (3)     SEC Use Only

- --------------------------------------------------------------------------------
      (4)     Source of Funds
              WC, AF, OO

- --------------------------------------------------------------------------------
      (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                [ ]
- --------------------------------------------------------------------------------
      (6)     Citizenship or Place of Organization
              Delaware

- --------------------------------------------------------------------------------
 Number of    (7)   Sole Voting Power            27,100,687 Shares
Shares Bene-
 ficially           ------------------------------------------------------------
 Owned by     (8)   Shared Voting Power          0 Shares
Each Report-
 ing Person         ------------------------------------------------------------
   With       (9)   Sole Dispositive Power       27,100,687 Shares

                    ------------------------------------------------------------
              (10)  Shared Dispositive Power     0 Shares

- --------------------------------------------------------------------------------
      (11)    Aggregate Amount Beneficially Owned by Each Reporting Person

                    27,100,687 Shares


- --------------------------------------------------------------------------------
      (12)    Check if the Aggregate Amount in Row (11) Excludes Certain Shares
              [ ]

- --------------------------------------------------------------------------------
      (13)    Percent of Class Represented by Amount in Row (11)

                    45.5%

- --------------------------------------------------------------------------------
      (14)    Type of Reporting Person

                    HC, CO

Cusip No. 23323Q104

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                               (Amendment No. 4)

                                 Statement of

                           TELE-COMMUNICATIONS, INC.

                       Pursuant to Section 13(d) of the
                        Securities Exchange Act of 1934

                                 in respect of

                                    DMX Inc.
                         (Commission File No. 0-18806)


ITEM 1.   Security and Issuer
          -------------------

          Tele-Communications, Inc., a Delaware corporation ("TCI"), hereby amends and supplements its Statement on Schedule 13D (the "Statement"), with respect to the common stock, $.01 par value (the "Common Stock"), of DMX Inc., a Delaware corporation ("DMX"). DMX's principal executive offices are located at 11400 W. Olympic Blvd., Suite 1100, Los Angeles, California 90064-1507. Unless otherwise indicated, capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Statement.

          TCI is filing this amendment to the Statement as a result of the execution of a letter to DMX relating to a proposed merger. A description of the terms of the proposed merger is set forth in "ITEM 3 - Source and Amount of
                                                           --------------------
Funds or Other Consideration" below.
- ----------------------------


ITEM 2.   Identity and Background
          -----------------------

          Item 2 of the Statement is hereby amended and supplemented by adding the following information thereto:

          This Amendment No. 4 is being filed by TCI whose principal business address is 5619 DTC Parkway, Englewood, Colorado 80111.

          Schedule 1 attached to this Amendment No. 4 to the Statement contains the following information concerning each director, executive officer or controlling person of TCI: (i) name and residence or business address, (ii) principal occupation or employment; and (iii) the

Cusip No. 23323Q104

name, principal business and address of any corporation or other organization in which such employment is conducted. Schedule 1 is incorporated herein by reference and replaces the Schedule previously filed with the Statement.

          To the knowledge of TCI, each of the persons named on Schedule 1 (the "Schedule 1 Persons") is a United States citizen. During the last five years, neither TCI nor any of the Schedule 1 Persons (to the knowledge of TCI) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, neither TCI nor any of the Schedule 1 Persons (to the knowledge of TCI) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.   Source and Amount of Funds or Other Consideration
          -------------------------------------------------

          Item 3 of the Statement is hereby amended and supplemented by adding the following information thereto:

Proposed Merger
- ---------------

          On August 30, 1996, TCI executed and delivered to DMX a letter which sets forth a proposal by which a corporation to be formed by one or more affiliates of TCI ("MusicCo") will acquire all of the issued and outstanding shares of the Common Stock of DMX in a transaction structured as a merger of a wholly owned subsidiary of MusicCo with and into DMX (the "Merger"). TCI understands that DMX has appointed a special committee of disinterested directors to evaluate the proposal for the Merger and that the special committee will retain an investment banking firm to advise it and the Board as to the proposal. The following discussion sets forth the proposed terms of the Merger as stated in the letter and is qualified in its entirety by reference to the copy of the letter attached hereto as Exhibit 7(E).

          In the proposed Merger, the outstanding shares of Common Stock of DMX, including the shares of Common Stock beneficially owned by TCI, will be converted into shares of Class A common stock of MusicCo representing, in the aggregate, approximately 19.25% of the total number of shares of Class A and Class B common stock of MusicCo outstanding immediately after the Merger. The definitive merger agreement will provide for the cancellation or other appropriate treatment of outstanding options or other rights to acquire securities of DMX.

          All shares of MusicCo Class B common stock outstanding immediately after the Merger will be owned by one or more affiliates of TCI. The two classes of MusicCo common stock will have identical rights, except that each share of Class B common stock will represent the right to cast ten votes on each matter submitted to a vote of MusicCo stockholders, compared to one vote per share of Class A common stock.

Cusip No. 23323Q104

          It will be a condition precedent to the Merger that all of TCI's and its controlled affiliates' subscriber agreements with residential and commercial DMX subscribers be transferred to MusicCo. TCI also will agree that, subject to such conditions and limitations as may be agreed between MusicCo and TCI, MusicCo will be the exclusive vehicle through which TCI and its controlled affiliates will engage in the business of producing and selling by any means of distribution audio and video music programming to wholesale and retail commercial and residential customers.

          In the definitive documents for the Merger, TCI will agree that if, during the one-year period beginning on the date of closing of the Merger, the market price of MusicCo's Class A common stock has not equaled or exceeded $2.00 per share for any period of at least 20 consecutive trading days, holders of MusicCo common stock issued in the Merger will have the right (a "Put"), exercisable during the 30-day period beginning on the first anniversary of the closing of the Merger, to require TCI to purchase such common stock at a purchase price of $2.00 per share. That purchase price may be paid, at TCI's election, in cash or in shares of Tele-Communications, Inc. Series A TCI Group Common Stock.

          If TCI's proposal is accepted by DMX, it is anticipated that TCI will provide to DMX in the near future a loan of $3.5 million, payable with interest at 12.5% per annum in 36 equal monthly installments of principal and interest. Proceeds of that loan may be used by DMX only to purchase tuners for use by residential and commercial customers of DMX. Payment of the loan will be secured by a security interest in the equipment acquired with the loan proceeds and by DMX's commercial subscriber agreements. At the time the loan is originated by TCI, DMX will grant to TCI and its affiliates rights to distribute DMX's services on the terms and conditions set forth in the form of an affiliation agreement to be submitted to DMX.

          Consummation of the Merger will be subject, in addition to the matters specified above, to the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, the absence of any material adverse change in the financial condition or results of operations of DMX, effectiveness of a registration statement under the Securities Act of 1933 pertaining to the issuance of shares of MusicCo in the Merger and the Puts, the absence of any court order or other legal requirement that would have the effect of making consummation of the Merger illegal, the obtaining of any material required consents of third parties and the accuracy as of the closing date of representations and warranties set forth in the merger agreement.

          The letter states that the letter is intended only to assist the parties in negotiating the definitive terms of the proposed transactions and is not intended to constitute or create a legally binding obligation. Prior to the execution of definitive documents expressly stating the intention of the parties to be legally bound, the letter states that either party may terminate negotiations at any time without further obligation or liability.

Cusip No. 23323Q104

Consideration for the Merger
- ----------------------------

          TCI intends to use the common stock of MusicCo, certain above-described contractual rights, cash and/or the Series A TCI Group Common Stock of TCI as consideration in the Merger. TCI intends to use its working capital to fund the loan of $3.5 million to DMX and any cash required by the Merger.


ITEM 4.   Purpose of Transaction
          ----------------------

          Item 4 of the Statement is hereby amended and supplemented by adding the following information thereto:

          The information under the heading "Item 3- Source and Amount of Funds or Other Consideration - Proposed Merger" is hereby incorporated by reference. The purpose of the proposed transactions, including the Merger, will be to provide interim financial support to DMX and to increase TCI's voting interest in DMX.

          Due to the current financial condition of DMX, management of DMX and the board of directors of DMX are continually reviewing alternatives and strategies for improving the financial performance of DMX. The discussions regarding the proposed Merger are part of this review. No assurance can be given that the outcome of this review by DMX management will result in the signing of the letter or result in the closing of the Merger. Until a definitive merger agreement is signed, no assurance can be given that TCI will not change its present investment in DMX or participate in an extraordinary corporate transaction related to DMX.

ITEM 7.   Material to be Filed as Exhibits
          --------------------------------

     E.   Letter, dated as of August 30, 1996.

Cusip No. 23323Q104

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


September 12, 1996                  TELE-COMMUNICATIONS, INC.



                                    /s/ STEPHEN M. BRETT
                                    --------------------------
                                    Stephen M. Brett
                                    Executive Vice President and
                                    General Counsel

Cusip No. 23323Q104

                                   SCHEDULE 1
                                   ----------

              Directors, Executive Officers & Controlling Persons
                                       of
                       Tele-Communications, Inc. ("TCI")

Name                Principal Occupation &                      Principal Business or Organization in
- ----                Business Address                            Which such Employment Is
                    ----------------------                      Conducted
                                                                ---------

Bob Magness         Chairman of the Board & Director of TCI     Cable television &
                    5619 DTC Parkway                            telecommunications
                    Englewood, CO 80111                         & programming services

John C. Malone      President & Chief Executive Officer &       Cable television &
                    Director of TCI                             telecommunications
                    5619 DTC Parkway                            & programming services
                    Englewood, CO 80111

Donne F. Fisher     Consultant & Director of TCI                Cable television &
                    5619 DTC Parkway                            telecommunications
                    Englewood, CO 80111                         & programming services

John W. Gallivan    Director of TCI; Chairman of the Board      Newspaper publishing
                    of Kearns-Tribune Corporation
                    400 Tribune Building
                    Salt Lake City, UT 84111

Tony Lee Coelho     Director of TCI; Chairman of the Board &    Investment Services
                    Chief Executive Officer of ETC w/tci, Inc.;
                    Chairman & Chief Executive Officer of
                    Coelho Associates, LLC
                    1325 Avenue of the Americas,
                    26th Floor
                    New York, New York 10019

Kim Magness         Director of  TCI & TCI Communications,      Management of personal investments
                    Inc.; Manages various personal investments;
                    4000 E. Belleview
                    Englewood, CO 80111

Robert A. Naify     Director of TCI; President & C.E.O. of      Motion Picture Industry
                    Todd-AO Corporation;
                    172 Golden Gate Avenue
                    San Francisco, CA 94102

Cusip No. 23323Q104

Jerome H. Kern      Director of TCI; Business Consultant;       Business Consulting; Law
                    Special Counsel to Baker & Botts, L.L.P.
                    5619 DTC Parkway
                    Englewood, CO 80111

Gary K. Bracken     Senior Vice President & Controller          Cable television &
                    of TCI Communications, Inc.                 telecommunications
                    5619 DTC Parkway                            & programming services
                    Englewood, CO 80111

Stephen M. Brett    Executive Vice President, Secretary         Cable television &
                    & General Counsel of TCI                    telecommunications
                    5619 DTC Parkway                            & programming services
                    Englewood, CO 80111

Brendan R.          Executive Vice President & Chief            Cable television &
Clouston            Operating Officer of TCI                    telecommunications
                    5619 DTC Parkway                            & programming services
                    Englewood, CO 80111

Barry P. Marshall   Executive Vice President of TCI             Cable television &
                    Communications, Inc.                        telecommunications
                    5619 DTC Parkway                            & programming services
                    Englewood, CO 80111

Larry E. Romrell    Executive Vice President of TCI             Cable television &
                    5619 DTC Parkway                            telecommunications
                    Englewood, CO 80111                         & programming services

Bernard W.          Senior Vice President - Finance &           Cable television &
Schotters II        Treasurer of TCI Communications, Inc.       telecommunications
                    5619 DTC Parkway                            & programming services
                    Englewood, CO 80111

Robert N. Thomson   Senior Vice President - Government          Cable television &
                    Affairs of TCI Communications, Inc.         telecommunications
                    5619 DTC Parkway                            & programming services
                    Englewood, CO 80111

Fred A. Vierra      Executive Vice President of TCI             Cable television &
                    5619 DTC Parkway                            telecommunications
                    Englewood, CO 80111                         & programming services

Cusip No. 23323Q104

Peter R. Barton     Executive Vice President of TCI             Cable television &
                    5619 DTC Parkway                            telecommunications
                    Englewood, CO 80111                         & programming services

Cusip No. 23323Q104

                                 EXHIBIT INDEX
                                 -------------


- --------------------------------------------------------------------------------
 EXHIBIT                            EXHIBIT                          PAGE
 NUMBER
- --------------------------------------------------------------------------------

 7(E)     Letter, dated as of August 30, 1996.

- --------------------------------------------------------------------------------